SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 January, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 02 January 2024
Exhibit 1.2	Transaction in Own Shares dated 03 January 2024
Exhibit 1.3	Transaction in Own Shares dated 04 January 2024
Exhibit 1.4	Transaction in Own Shares dated 05 January 2024
Exhibit 1.5	Transaction in Own Shares dated 08 January 2024
Exhibit 1.6	Transaction in Own Shares dated 09 January 2024
Exhibit 1.7	Transaction in Own Shares dated 10 January 2024
Exhibit 1.8	Director/PDMR Shareholding dated 11 January 2024
Exhibit 1.9	Transaction in Own Shares dated 11 January 2024
Exhibit 1.10	Transaction in Own Shares dated 12 January 2024
Exhibit 1.11	Transaction in Own Shares dated 15 January 2024
Exhibit 1.12	Director/PDMR Shareholding dated 16 January 2024
Exhibit 1.13	Transaction in Own Shares dated 16 January 2024
Exhibit 1.14	Transaction in Own Shares dated 17 January 2024
Exhibit 1.15	Transaction in Own Shares dated 18 January 2024
Exhibit 1.16	Transaction in Own Shares dated 19 January 2024
Exhibit 1.17	Transaction in Own Shares dated 22 January 2024
Exhibit 1.18	Transaction in Own Shares dated 23 January 2024
Exhibit 1.19	Transaction in Own Shares dated 24 January 2024
Exhibit 1.20	Transaction in Own Shares dated 25 January 2024
Exhibit 1.21	Transaction in Own Shares dated 26 January 2024
Exhibit 1.22	Transaction in Own Shares dated 29 January 2024
Exhibit 1.23	Transaction in Own Shares dated 30 January 2024
Exhibit 1.24	Transaction in Own Shares dated 31 January 2024

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 2 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,178,874 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,254,091	388,188	1,536,595
Highest price paid per Share (pence):	472.35	472.35	472.35
Lowest price paid per Share (pence):	469.00	469.00	469.00
Volume weighted average price paid per Share (pence):	470.7917	470.7563	470.7591

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	470.7917	3,254,091
Cboe (UK)/BXE	470.7563	388,188
Cboe (UK)/CXE	470.7591	1,536,595

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4356Y_1-2024-1-2.pdf

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 3 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,234,237 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,097,504	353,376	1,783,357
Highest price paid per Share (pence):	473.20	473.10	473.20
Lowest price paid per Share (pence):	465.20	465.20	465.20
Volume weighted average price paid per Share (pence):	469.5642	469.5522	469.6386

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	469.5642	3,097,504
Cboe (UK)/BXE	469.5522	353,376
Cboe (UK)/CXE	469.6386	1,783,357

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5751Y_1-2024-1-3.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 4 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,120,108 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,016,335	406,789	1,696,984
Highest price paid per Share (pence):	481.35	481.35	481.35
Lowest price paid per Share (pence):	474.10	474.15	474.30
Volume weighted average price paid per Share (pence):	478.3300	478.3715	478.3276

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	478.3300	3,016,335
Cboe (UK)/BXE	478.3715	406,789
Cboe (UK)/CXE	478.3276	1,696,984

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

 http://www.rns-pdf.londonstockexchange.com/rns/7134Y_1-2024-1-4.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	04 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,169,282,713
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	726,338,898
New total number of voting rights (including treasury shares):	17,900,704,111

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 5 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,185,165 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,171,652	347,275	1,666,238
Highest price paid per Share (pence):	476.90	476.75	476.95
Lowest price paid per Share (pence):	467.50	467.40	467.70
Volume weighted average price paid per Share (pence):	472.6621	472.6035	472.3949

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	472.6621	3,171,652
Cboe (UK)/BXE	472.6035	347,275
Cboe (UK)/CXE	472.3949	1,666,238

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8525Y_1-2024-1-5.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	05 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,164,048,476
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	726,338,898
New total number of voting rights (including treasury shares):	17,895,469,874

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 8 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,194,995 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,170,290	428,764	1,595,941
Highest price paid per Share (pence):	470.40	470.40	470.40
Lowest price paid per Share (pence):	459.35	459.55	459.40
Volume weighted average price paid per Share (pence):	465.1696	464.9504	465.0475

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	465.1696	3,170,290
Cboe (UK)/BXE	464.9504	428,764
Cboe (UK)/CXE	465.0475	1,595,941

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0085Z_1-2024-1-8.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	08 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,158,928,368
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	726,338,898
New total number of voting rights (including treasury shares):	17,890,349,766

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 9 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,241,045 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,546,189	351,542	1,343,314
Highest price paid per Share (pence):	468.80	468.80	468.80
Lowest price paid per Share (pence):	459.85	459.85	459.85
Volume weighted average price paid per Share (pence):	464.6711	464.7665	464.8461

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	464.6711	3,546,189
Cboe (UK)/BXE	464.7665	351,542
Cboe (UK)/CXE	464.8461	1,343,314

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1501Z_1-2024-1-9.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	09 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,153,743,203
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	726,338,898
New total number of voting rights (including treasury shares):	17,885,164,601

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.7

 BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,330,647 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,398,884	367,667	1,564,096
Highest price paid per Share (pence):	462.25	462.25	462.25
Lowest price paid per Share (pence):	455.55	455.60	455.60
Volume weighted average price paid per Share (pence):	459.1565	459.2357	459.2394

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	459.1565	3,398,884
Cboe (UK)/BXE	459.2357	367,667
Cboe (UK)/CXE	459.2394	1,564,096

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3068Z_1-2024-1-10.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	10 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,149,105,210
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,781,896
New total number of voting rights (including treasury shares):	17,879,969,606

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.8

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, interim chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.5935	82
d)	Aggregated information - Volume - Price - Total	82 £4.5935 £376.67
e)	Date of the transaction	10 January 2024
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,241,254 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,090,988	418,266	1,732,000
Highest price paid per Share (pence):	459.75	459.75	459.75
Lowest price paid per Share (pence):	453.65	453.75	453.65
Volume weighted average price paid per Share (pence):	456.1916	456.2013	456.1438

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	456.1916	3,090,988
Cboe (UK)/BXE	456.2013	418,266
Cboe (UK)/CXE	456.1438	1,732,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4545Z_1-2024-1-11.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	11 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,143,864,165
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,781,896
New total number of voting rights (including treasury shares):	17,874,728,561

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,325,521 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,249,624	421,426	1,654,471
Highest price paid per Share (pence):	461.75	461.75	461.75
Lowest price paid per Share (pence):	454.60	454.60	454.60
Volume weighted average price paid per Share (pence):	458.2141	458.0753	458.0757

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	458.2141	3,249,624
Cboe (UK)/BXE	458.0753	421,426
Cboe (UK)/CXE	458.0757	1,654,471

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6054Z_1-2024-1-12.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	12 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,138,533,518
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,781,896
New total number of voting rights (including treasury shares):	17,869,397,914

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,384,176 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,014,298	529,909	1,839,969
Highest price paid per Share (pence):	458.30	457.90	458.30
Lowest price paid per Share (pence):	451.35	451.50	451.50
Volume weighted average price paid per Share (pence):	454.1241	453.5554	453.7431

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations   +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	454.1241	3,014,298
Cboe (UK)/BXE	453.5554	529,909
Cboe (UK)/CXE	453.7431	1,839,969

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7562Z_1-2024-1-15.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	15 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,133,292,264
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,781,896
New total number of voting rights (including treasury shares):	17,864,156,660

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.12

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, interim chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the releases of Restricted Share Units granted under the bp IST Deferred Annual Bonus Plan in 2022 and 2023, following adjustments for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,347
		Nil	2,952
d)	Aggregated information - Volume - Price - Total	4,299 Nil consideration (market value £4.5775) Nil (market value £19,678.67)
e)	Date of the transaction	12 January 2024
f)	Place of the transaction	Outside a trading venue

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,414,296 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,370,072	424,185	1,620,039
Highest price paid per Share (pence):	457.55	457.55	457.55
Lowest price paid per Share (pence):	448.35	449.05	449.05
Volume weighted average price paid per Share (pence):	453.8509	453.6532	453.5694

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	453.8509	3,370,072
Cboe (UK)/BXE	453.6532	424,185
Cboe (UK)/CXE	453.5694	1,620,039

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8975Z_1-2024-1-16.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	16 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,127,966,743
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,781,896
New total number of voting rights (including treasury shares):	17,858,831,139

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,506,590 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,345,339	389,838	1,771,413
Highest price paid per Share (pence):	450.30	449.75	450.00
Lowest price paid per Share (pence):	442.60	442.85	442.85
Volume weighted average price paid per Share (pence):	447.1274	447.1192	446.7526

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	447.1274	3,345,339
Cboe (UK)/BXE	447.1192	389,838
Cboe (UK)/CXE	446.7526	1,771,413

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0571A_1-2024-1-17.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	17 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,122,582,567
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,781,896
New total number of voting rights (including treasury shares):	17,853,446,963

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,507,867 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,244,538	471,600	1,791,729
Highest price paid per Share (pence):	448.55	448.30	448.55
Lowest price paid per Share (pence):	443.00	443.00	443.00
Volume weighted average price paid per Share (pence):	445.4549	445.1389	445.3743

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	445.4549	3,244,538
Cboe (UK)/BXE	445.1389	471,600
Cboe (UK)/CXE	445.3743	1,791,729

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2074A_1-2024-1-18.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	18 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,117,168,271
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,781,896
New total number of voting rights (including treasury shares):	17,848,032,667

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,488,365 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,266,783	407,902	1,813,680
Highest price paid per Share (pence):	449.40	449.35	449.30
Lowest price paid per Share (pence):	445.65	445.65	445.65
Volume weighted average price paid per Share (pence):	447.1739	447.1730	447.1692

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	447.1739	3,266,783
Cboe (UK)/BXE	447.1730	407,902
Cboe (UK)/CXE	447.1692	1,813,680

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3561A_1-2024-1-19.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	19 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,111,661,681
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,781,896
New total number of voting rights (including treasury shares):	17,842,526,077

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,506,484 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,207,004	446,233	1,853,247
Highest price paid per Share (pence):	448.00	448.00	448.00
Lowest price paid per Share (pence):	441.25	441.25	441.25
Volume weighted average price paid per Share (pence):	445.2778	445.3356	445.3341

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	445.2778	3,207,004
Cboe (UK)/BXE	445.3356	446,233
Cboe (UK)/CXE	445.3341	1,853,247

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5248A_1-2024-1-22.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	22 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,106,153,814
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,781,896
New total number of voting rights (including treasury shares):	17,837,018,210

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,423,944 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,208,399	436,032	1,779,513
Highest price paid per Share (pence):	453.00	453.00	453.00
Lowest price paid per Share (pence):	448.50	448.50	448.50
Volume weighted average price paid per Share (pence):	450.7289	450.6331	450.7482

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	450.7289	3,208,399
Cboe (UK)/BXE	450.6331	436,032
Cboe (UK)/CXE	450.7482	1,779,513

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6697A_1-2024-1-23.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	23 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,100,665,449
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,781,896
New total number of voting rights (including treasury shares):	17,831,529,845

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,443,901 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,330,871	447,172	1,665,858
Highest price paid per Share (pence):	453.05	453.05	453.05
Lowest price paid per Share (pence):	447.95	448.05	448.05
Volume weighted average price paid per Share (pence):	450.3830	450.5735	450.2885

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	450.3830	3,330,871
Cboe (UK)/BXE	450.5735	447,172
Cboe (UK)/CXE	450.2885	1,665,858

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8220A_1-2024-1-24.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	24 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,095,158,965
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,781,896
New total number of voting rights (including treasury shares):	17,826,023,361

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,352,509 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,382,391	414,659	1,555,459
Highest price paid per Share (pence):	460.00	460.00	460.00
Lowest price paid per Share (pence):	454.75	454.85	454.75
Volume weighted average price paid per Share (pence):	457.0475	457.0614	457.0893

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	457.0475	3,382,391
Cboe (UK)/BXE	457.0614	414,659
Cboe (UK)/CXE	457.0893	1,555,459

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9737A_1-2024-1-25.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	25 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,089,735,021
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,781,896
New total number of voting rights (including treasury shares):	17,820,599,417

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 26 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,298,704 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,293,356	411,216	1,594,132
Highest price paid per Share (pence):	464.95	464.95	464.95
Lowest price paid per Share (pence):	461.45	461.45	461.45
Volume weighted average price paid per Share (pence):	463.5784	463.5985	463.5510

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	463.5784	3,293,356
Cboe (UK)/BXE	463.5985	411,216
Cboe (UK)/CXE	463.5510	1,594,132

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1247B_1-2024-1-26.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	26 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,084,291,120
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,781,896
New total number of voting rights (including treasury shares):	17,815,155,516

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 29 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,232,734 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,126,970	374,940	1,730,824
Highest price paid per Share (pence):	471.30	471.30	471.30
Lowest price paid per Share (pence):	464.90	465.25	465.25
Volume weighted average price paid per Share (pence):	468.3043	468.4718	468.2613

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	468.3043	3,126,970
Cboe (UK)/BXE	468.4718	374,940
Cboe (UK)/CXE	468.2613	1,730,824

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2707B_1-2024-1-29.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	29 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,078,938,611
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,781,896
New total number of voting rights (including treasury shares):	17,809,803,007

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 30 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,242,550 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,910,133	394,168	1,938,249
Highest price paid per Share (pence):	470.45	470.40	470.45
Lowest price paid per Share (pence):	465.35	465.45	465.45
Volume weighted average price paid per Share (pence):	468.0172	467.8608	467.9825

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations    +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	468.0172	2,910,133
Cboe (UK)/BXE	467.8608	394,168
Cboe (UK)/CXE	467.9825	1,938,249

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4213B_1-2024-1-30.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	30 January 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,073,639,907
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	725,781,896
New total number of voting rights (including treasury shares):	17,804,504,303

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.24

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 31 January 2024 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 5,262,365 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,839,665	435,259	1,987,441
Highest price paid per Share (pence):	470.70	470.65	470.65
Lowest price paid per Share (pence):	463.55	463.55	463.55
Volume weighted average price paid per Share (pence):	467.2287	466.9329	466.9775

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	467.2287	2,839,665
Cboe (UK)/BXE	466.9329	435,259
Cboe (UK)/CXE	466.9775	1,987,441

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5864B_1-2024-1-31.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 February 2024
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary